Exhibit 99.1
PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

CMB.TECH ANNOUNCES Q2 2026 RESULTS

MAKING HAY

ANTWERP, Belgium, 27 August 2026 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) reported its unaudited financial results today for the second quarter ended 30 June 2026.

HIGHLIGHTS

Financial highlights:

o	Profit for the period of USD 364.4 million in Q2 2026.
o	EBITDA for the same period was USD 552.8 million.
o	CMB.TECH’s contract backlog stable at USD 3.26 billion with the addition of 2 x 2-year CSOV time charters and 1 x 1-year VLCC time charter
o	Intention to distribute an amount of USD 0.64 per share.

Fleet highlights:

o	Delivery of 9 newbuilding vessels (Q2 + Q3 to date):
» Newcastlemaxes: Mineral Latvija, Mineral Magyar, Mineral Eesti, Mineral Lietuva
» VLCCs: Morini
» Suezmaxes: Cap Grace, Cap Joseph
» CSOV: Windcat Haarlem
» CTV: FRS Windcat 65
o	CMB.TECH and Fortescue have signed a milestone agreement for the charter of up to 12 ammonia-powered Newcastlemax vessels (210,000 dwt)
o	Previously announced sale of VLCCs Ilma (2012, 314,000 dwt) and VLCC Ingrid (2012, 314,000 dwt). The sale generated a gain of a USD 98.2 million in Q2 2026.
o	Previously announced sale of Suezmax Sienna (2007 - 150,205 dwt). The sale generated a gain of USD 29.2 million.
o	Sale of VLCC Donoussa (2016, 299,999 dwt). This sale will generate a gain of approximately 74.3 million USD in Q4 2026, based on the net sale price and book values.
o	Sale of three Suezmaxes, Brest (2023, 156,851 dwt), Brugge (2023, 156,851 dwt) and Bristol (2024, 156,851 dwt). These sales will generate a gain of approximately 100.2 million USD in Q3 2026 and 56.9 million USD in Q4 2026, based on the net sale price and book values.

For the second quarter of 2026, the company realised a net profit of USD 364.4 million or USD 1.26 per share (second quarter 2025: a net profit of 7.8 USD million or USD 0.04 per share attributable to the owners of the Company). EBITDA (a non-IFRS measure) for the same period was USD 552.8 million (second quarter 2025: USD 224.1 million).

“CMB.TECH achieved excellent results in the second quarter of 2026, supported by continued strength in tanker and dry bulk markets. We continue to make hay while the sun shines, building on the important strategic decisions taken over the past three years: diversifying beyond tankers, acquiring Golden Ocean and investing in a future-proof newbuilding programme.

While uncertainties remain around global trade, geopolitical tensions and the tanker orderbook, CMB.TECH is well positioned to navigate changing market conditions and to continue creating long-term value.” - Alexander Saverys, CEO CMB.TECH.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Second Quarter 2026	Second Quarter 2025	YTD 2026	YTD 2025

Revenue	703,943	387,808	1,223,573	622,852
Other operating income	16,724	13,021	37,055	20,155

Raw materials and consumables	(594)	(2,319)	(2,003)	(5,128)
Voyage expenses and commissions	(144,349)	(81,338)	(249,168)	(123,742)
Vessel operating expenses	(125,469)	(113,644)	(252,956)	(175,473)
Charter hire expenses	(3,756)	(1,307)	(3,974)	(1,620)
General and administrative expenses	(30,771)	(33,548)	(58,558)	(56,395)
Net gain (loss) on disposal of tangible assets	127,517	57,340	394,871	103,791
Depreciation and amortisation	(111,425)	(108,698)	(217,996)	(164,369)
Impairment reversals/(losses)	140	(3,573)	729	(3,573)

Net finance expenses	(76,172)	(118,225)	(157,869)	(182,440)
Share of profit (loss) of equity accounted investees	9,399	1,622	21,495	1,571
Profit (loss) before income tax	365,187	(2,861)	735,199	35,629

Income tax benefit (expense)	(807)	(4,723)	(1,985)	(2,840)
Profit (loss) for the period	364,380	(7,584)	733,214	32,789

Attributable to:
Owners of the Company	364,380	7,768	733,214	51,766
Non-controlling interest	—	(15,352)	—	(18,977)

Earnings per share:

(in USD per share)	Second Quarter 2026	Second Quarter 2025	YTD 2026	YTD 2025

Weighted average number of shares (basic) *	290,169,769	194,216,835	290,169,769	194,216,835
Basic earnings per share	1.26	0.04	2.53	0.27

*       The number of shares issued on 30 June 2026 is 315,977,647. However, the number of shares excluding the owned shares held by CMB.TECH at 30 June 2026 is 290,169,769.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

EBITDA reconciliation (unaudited):

(in thousands of USD)	Second Quarter 2026	Second Quarter 2025	YTD 2026	YTD 2025

Profit (loss) for the period	364,380	(7,584)	733,214	32,789
+ Net finance expenses	76,172	118,225	157,869	182,440
+ Depreciation and amortisation	111,425	108,698	217,996	164,369
+ Income tax expense (benefit)	807	4,723	1,985	2,840
EBITDA (unaudited)	552,784	224,062	1,111,064	382,438

EBITDA per share:

(in USD per share)	Second Quarter 2026	Second Quarter 2025	YTD 2026	YTD 2025

Weighted average number of shares (basic)	290,169,769	194,216,835	290,169,769	194,216,835
EBITDA	1.91	1.15	3.83	1.97

All figures, except for EBITDA and EBITDA per share, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

Intention of distribution

The Supervisory Board proposes a total distribution of USD 0.64 per share, consisting of (i) an intermediary dividend of USD 0.21 per share (subject to 30% withholding tax, to the extent no exemption or reduction applies) and (ii) a payment of USD 0.43 per share out of the available share premium (which is exempt from withholding tax) (the “Distribution”).

The Distribution is subject to the completion of the relevant corporate procedures prescribed by the Belgian Companies and Associations Code (Wetboek van vennootschappen en verenigingen / Code des sociétés et des associations) and, in particular, the approval of the Distribution by the Special Shareholders’ Meeting of CMB.TECH, which will be convened later this year (the “Shareholders’ Meeting”).

CMB.TECH will provide further information on the payment date (expected in October), record date and other practical modalities of the Distribution once the Distribution is effectively approved by the Shareholders Meeting, in accordance with applicable regulations.

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

	Q2 2026	Q2 2025	Quarter-to-Date Q3 2026
	USD/day	USD/day	USD/day	Fixed %
DRY BULK VESSELS
Newcastlemax average spot rate(1)	46,198	23,081	43,096	85%
Capesize average spot rate(1)	39,998		32,873	77%
Capesize average time charter rate	32,102
Panamax/Kamsarmax average spot rate(1)	20,226		19,137	84%
Panamax/Kamsarmax average time charter rate	13,765
TANKERS
VLCC average spot rate (1)	126,790	44,981	125,404	83%
VLCC average time charter rate(3)	78,434	46,094
Suezmax average spot rate(1) (3)	123,405	40,160	117,579	73%
Suezmax average time charter rate	34,726	33,023
CONTAINER VESSELS
Average time charter rate	29,589	29,378
CHEMICAL TANKERS
Average spot rate(1) (2)	22,021	22,411	22,350	NA
Average time charter rate	19,658	19,306
OFFSHORE ENERGY
CSOV Average time charter rate	64,451		50,511	65%
CTV Average time charter rate	3,565	3,146	3,765	98%

1) Reporting load-to-discharge for TCEs, in line with IFRS 15, net of commission. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale

(2) CMB.TECH owned ships in Stolt Pool (excluding technical off hire days)

(3) Including profit share where applicable

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

CMB.TECH FLEET DEVELOPMENTS

Commercial contracts

o	CMB.TECH’s contract backlog stable at USD 3.26 billion with the addition of 2 x 2-year CSOV time charters and 1 x 1-year VLCC time charter
o	CMB.TECH and Fortescue have signed a milestone agreement for the charter of up to 12 ammonia-powered Newcastlemax vessels (210,000 dwt)

Sales

Following vessels were delivered to their new owners in Q2 2026 - generating a total gain of approximately USD 127.4 million:

o	Two VLCCs: Ilma (2012, 314,000 dwt) and Ingrid (2012, 314,000 dwt) - gain of approximately USD 98.2 million in Q2 2026, based on the net sales price and book values.
o	One Suezmax Sienna (2007, 150,205 dwt). The sale generated a gain of USD 29.2 million and was delivered in the second quarter of 2026.

Following vessels will be delivered to their new owners in Q3 2026:

o	Two Suezmaxes: Brest (2023, 156,851 dwt) and Brugge (2023, 156,851 dwt). This sale will generate a gain of approximately 100.2 million USD in Q3 2026, based on the net sale price and book values.

Following vessels will be delivered to their new owners in Q4 2026:

o	VLCC Donoussa (2016, 299,999 dwt). This sale will generate a gain of approximately 74.3 million USD in Q4 2026, based on the net sale price and book values.
o	Suezmax Bristol (2024, 156,851 dwt). This sale will generate a gain of approximately 56.9 million USD in Q4 2026, based on the net sale price and book values.

Newbuilding deliveries

Delivery date	Type of vessel	Name
8 April 2026	Suezmax	Cap Grace (2026, 156,000 dwt)
27 April 2026	Suezmax	Cap Joseph (2026, 156,000 dwt)
4 May 2026	CSOV	Windcat Haarlem (2026)
11 May 2026	Newcastlemax	Mineral Latvija (2026, 210,000 dwt)
28 May 2026	Newcastlemax	Mineral Eesti (2026, 210,000 dwt)
8 June 2026	Newcastlemax	Mineral Magyar (2026, 210,000 dwt)
10 June 2026	VLCC	Morini (2026, 319,000 dwt)
29 June 2026	Newcastlemax	Mineral Lietuva (2026, 210,000 dwt)
14 July 2026	CTV	FRS Windcat 65

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

MARKET & OUTLOOK

Bocimar – Dry Bulk Market[1]

Dry bulk markets entered 2026 with strong momentum, with the Baltic Dry Index averaging materially higher year-on-year in Q2 and spot earnings across major dry-bulk vessel classes trending well above seasonal norms. Capesize C5TC (BCI-182) time charter equivalent (TCE) earnings averaged USD 39,806 per day during Q2 2026, compared to a 10-year historical average of USD 22,926 per day2. Average sector earnings in the second quarter were supported by robust major bulk volumes, firm minor bulk activity, and generally tighter effective fleet supply. Continuing on a strong Q2, the Capesize C5TC (BCI-182) average for July stands at 38,646 USD/day, 13,671 USD/day higher compared to July 2025 (BCI-182 recalculated basis) – and increased further in August up to 46,201 USD/day.

Iron ore trade remained a key pillar of dry bulk demand during the second quarter of 2026. Overall global iron ore seaborne transportation increased by 0.9% between Q2 2025 and Q2 2026, and by 12.2% between Q1 2026 and Q2 2026. China imported 316.4 million tonnes of iron ore in Q2, up 0.6% year-on-year, bringing first-half imports to 637.4 million tonnes, an increase of 5.1% compared to the same period last year. Although Chinese steel production remains under pressure, domestic iron ore production declined by 7% year-on-year to 466.9 million tonnes during the first half of the year, increasing reliance on higher-quality imported ores.

Looking ahead, continued strength in seaborne iron ore trade is supported by the production and shipment guidance of the major iron ore miners and the ongoing ramp-up of the Simandou project. Iron ore export volumes historically strengthen in the second half of the year, with weekly shipments typically increasing by approximately 7.7% from week 27 (start H2) through year-end compared with the first H1 weeks. Vale maintained its 2026 production guidance of 335-345 million tonnes, implying second-half production growth ranging from -2.0% to +3.4% year-on-year depending on the outcome within the guidance range. Fortescue's FY27 shipment guidance of 197-207 million tonnes points to broadly stable export volumes, while BHP's FY27 production guidance midpoint of 266 million tonnes is also broadly unchanged year-on-year. Rio Tinto's unchanged 2026 guidance implies a meaningful increase in second-half Pilbara shipments compared with the first half, while the gradual ramp-up of Simandou provides additional support to tonne-mile demand. Although initial Simandou volumes remain modest, the Guinea-China trade route is more than three times longer than the traditional Australia-China iron ore trade, creating a disproportionately positive impact on vessel demand and fleet utilisation.

Coal emerged as one of the strongest contributors to dry bulk demand during the quarter. Global seaborne coal transportation reached 276 million tonnes in Q2 2026, increasing by 11.8% between Q2 2025 and Q2 2026, and by 15.1% between Q1 2026 and Q2 2026. Seaborne coal transportation accelerated following the disruption of Middle East energy flows, as higher LNG prices supported coal consumption in several importing countries (mainly Europe, Japan, South Korea, and Taiwan). While coal demand remains closely linked to weather patterns and energy markets, current market fundamentals suggest continued support for seaborne coal demand through Q3 and potentially into Q4.

In addition, Chinese domestic coal production was constrained by enhanced safety inspections following a major mining accident, while rising summer temperatures and strong power demand increased import requirements. China’s electricity consumption rose 5.3% year-on-year during the first half of 2026, with repeated records in peak electricity loads. Demand for both thermal and metallurgical coal strengthened, with Australian coal shipments to China nearing multi-year highs in July 2026.

Bauxite continues to be one of the strongest growth commodities in the dry bulk market. Despite recurring rumours regarding export restrictions in Guinea, volumes have remained robust and largely uninterrupted. Global seaborne bauxite transportation reached 60.6 million tonnes in Q2 2026, increasing by 4.6% between Q2 2025 and Q2 2026, and decreasing -13.9% between Q1 2026 and Q2 2026. As per the regular seasonal pattern, volumes eased during the peak rainy season (summer period). Volumes are expected to recover as weather conditions improve by Q3/Q4. As a result, bauxite is expected to remain an important source of tonne-mile demand during the second half of the year and continues to play an increasingly important role in global dry bulk trade growth.

Grain trade also provided solid support to dry bulk markets during the quarter. Global seaborne grains transportation reached 70.0 million tonnes in Q2 2026, increasing by 8.6% between Q2 2025 and Q2 2026, and by 0.7% between Q1 2026 and Q2 2026. Brazil remained the dominant supplier (128 million tonnes for H1 or 27.8% market share), benefiting from a large crop and competitive pricing, while the United States (87 million tonnes for H1 or 18.9% market share) has gradually regained market share and is expected to increase exports during the upcoming harvest season. The competition between Brazilian and US exports to China is supportive for tonne-mile demand and is expected to sustain healthy vessel utilisation during the second half of 2026 as seasonal trade flows shift between origins.

_______________________________

1 Source: Clarksons SIN, NOAA, Citi, Ocean Analytics, Doric, Commodore Research

2 On 1 January 2026, the Baltic Exchange recalibrated its Capesize index by changing the standard reference vessel from a 180,000 DWT ship to a 182,000 DWT “eco” design. This update increased the baseline Baltic Capesize Index (BCI) time charter average by roughly USD 3,500 per day

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Weather developments remain an important factor for dry bulk markets. The National Oceanic and Atmospheric Administration (NOAA) officially declared El Niño in June 2026, with a 97% chance it will persist through early spring 2027. Historically, major El Niño events have disrupted agricultural production, altered commodity trade patterns, affected hydropower generation and increased coal demand in several regions. Early impacts have already been observed in Asia through stronger electricity demand and changing energy consumption patterns. While full weather effects always remain uncertain, a prolonged and severe El Niño event could support additional commodity trade flows and increase volatility across several dry bulk cargo segments through late 2026 and into 2027.

There have been some reports about a pick-up in demand for coal-fired power generation in Japan and the need to replace the drop in hydro generation as 2Q26 El Niño weather patterns pressured hydropower output. This is happening on the backdrop of reduced gas-fired output on gas-to-coal switching as the Hormuz conflict continues to keep LNG prices high. Coal discharges to Japan have been up 4% year-over-year, with thermal coal discharges increasing to 53.9 million tonnes in H1 2026, whilst coking coal discharges remained largely flat.

Bocimar has 40 (+6NB) Newcastlemaxes on the water (average age 3.2y), 37 Capesize vessels on the water (average age 11.2y), and 30 Kamsarmax/Panamax vessels on the water (average age 7.4y).

Bocimar performance highlights:

	TCE Q2 2026	QTD Q3 2026
Newcastlemax SPOT	46,198	43,096 (85% fixed)
Capesize SPOT	39,998	32,873 (77% fixed)
Kamsarmax/Panamax SPOT	20,226	19,137 (84% fixed)

Euronav – Tanker Markets[3]

Crude tanker markets experienced exceptional volatility during Q2 2026, primarily driven by escalating geopolitical tensions in the Middle East and the disruption of shipping flows through the Strait of Hormuz (SOH) and the Bab el-Mandeb Strait. Transit volumes through the Strait of Hormuz declined materially beginning of March from on average 120 daily crossing to on average 10 daily crossings between March and mid-June. On 17 June, the presidents of the US and Iran signed the Islamabad Memorandum, that formalized the process of ending the war and established a 60-day period to negotiate the final terms of a deal, enabling a temporary ceasefire. This resulted in a rapid recovery of Strait of Hormuz traffic with on average more than 40 daily SOH crossing. Geopolitical tensions escalated again in early July, and the ceasefire ended on July 7th. As a resultant, daily crossing dropped again towards on average 20 daily crossings. Both sides have since treated the Islamabad MoU as void, the US blockade is reported as still operating, Bab el-Mandeb transits have fallen to multi-month lows on renewed Houthi activity – increasing the likelihood of Red Sea escalation risk.

The resulting scramble for available tonnage led to sharp spikes in spot freight rates across key benchmark routes. Against this backdrop, VLCC time charter equivalent (TCE) earnings averaged USD 140,029 per day in Q2 2026, compared to a Q2 10-year historical average of USD 30,198 per day. Suezmax earnings followed a similar trajectory, with Q2 2026 TCE averaging USD 146,567 per day versus a Q2 10-year average of USD 30,946 per day.

The disruption also led to a widespread reconfiguration of global crude trade flows. Importing nations increasingly sourced barrels from alternative regions, while exporters outside the Middle East, including the United States, Brazil, Kazakhstan and Venezuela, increased shipments to partially offset lost Arabian Gulf volumes. Longer voyage distances and a more complex trading environment temporarily supported tonne-mile demand and fleet utilisation. At the same time, elevated uncertainty around regional security conditions delayed a full return to normal trading patterns and encouraged charterers to secure tonnage well in advance. However, despite the strong freight market performance, several underlying market indicators suggest a more cautious medium-term outlook.

During the recent disruption around the Strait of Hormuz, Chinese crude imports declined sharply, as buyers drew on substantial inventories rather than competing aggressively for replacement barrels. China’s strategic and commercial crude inventories were estimated at around 1.25 billion barrels at the end of 2025, providing a significant buffer against supply shocks and elevated prices. This inventory position enables China to be a price-sensitive and tactical buyer of seaborne crude oil. Rather than acting as a passive source of demand, China can increasingly time purchases depending on price levels, refinery margins and geopolitical risk. This helped cushion the immediate impact of the Iran-related disruption on global oil prices, but it also makes future crude import demand more dependent on inventory cycles and opportunistic restocking. For crude tanker demand, the medium-term outlook therefore depends not only on underlying oil consumption, but also on the pace at which China rebuilds inventories. Once the oil prices settle again, restocking in China (and other Asian economies) could support seaborne crude flows and tonne-mile demand. At the same time, Chinese refiners remain cautious amid weakened domestic fuel demand, high product inventories and continued fuel substitution through continuously increasing electrification and growth in the renewables sector, and by oil to coal switching. China’s high EV penetration has allowed some switching to driving on electricity rather than gasoline: gasoline consumption was 23% lower and EV charging volume 60% higher year over year in April and May.

_______________________________

3 Source: Clarksons SIN, IEA, Goldman Sachs, Bloomberg, CNBC, Citi, Vortexa

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Despite recent geopolitical disruptions, the underlying global oil market continues to face the prospect of a significant supply surplus. To date, there has been no sustained damage to major energy production infrastructure, supporting expectations that global oil supply can recover relatively quickly once tensions ease. In such a scenario, depleted inventories would likely be replenished, and trade flows progressively normalise. While recent events have temporarily supported tanker demand through longer haul voyages, market fundamentals suggest that any prolonged normalisation of Middle-East trade flows could see tanker demand gradually return towards underlying historic levels. Looking ahead, the ever-growing crude tanker orderbook remains an important consideration for the medium-term market balance and earnings outlook. Over the past months, the orderbook experienced the strongest period of newbuilding investment in the last 50 years (620 VLCCs and Suezmax units on order).

Euronav has 2 FSOs (average age 24y), 4 (+1NB) VLCCs (average age <1.0y) and 15 Suezmaxes (average age 8.1y) on the water4.

Euronav performance highlights:

	TCE Q2 2026	QTD Q3 2026
VLCC SPOT	126,790 USD/day	125,404 (83% fixed)
SUEZMAX SPOT	123,405 USD/day	117,579 (73% fixed)

Delphis – Container Markets[5]

Container markets strengthened during the second quarter of 2026, supported by resilient cargo demand, continued disruption in Middle Eastern trade lanes and elevated congestion across key transhipment hubs. The closure of the Strait of Hormuz and the delayed return of Red Sea transits extended voyage distances, tightened effective vessel supply and supported both freight and charter markets. As a result, time charter rates reached their highest levels outside the post-pandemic period, while freight rates increased materially throughout the quarter, particularly on the Asia-Europe and Transpacific trades. Global trade volumes remained resilient despite regional disruptions, supported by robust demand on the main East-West routes, Intra-Asia and North-South trades.

Peak season demand, ongoing supply chain adjustments and a gradual rather than immediate normalisation of Middle East trade flows are expected to support freight and charter markets during the remainder of the summer period. On the other side, China's official manufacturing PMI fell to 49.2 in July (from 50.3), returning to contraction after four months of expansion. The deterioration in both domestic and export demand points to softer demand for containerised imports of raw materials and intermediate goods, as well as slower growth in container exports in the coming months. If export demand continues to weaken, container shipping volumes on the major Asia–Europe and Transpacific trade lanes are likely to come under pressure.

While global container trade is still expected to continue growing during 2026 (+3.0% year-on-year in billion TEU-miles), fleet growth is forecast to exceed demand growth, supported by a historically large orderbook representing approximately 38% of the existing fleet. In addition, any eventual normalisation of Red Sea routing would reduce tonne-mile demand and increase effective vessel supply – meaning that for 2027, container demand is forecast to decrease by -5.8% in billion TEU-miles.

Delphis has 4 x 6,000 TEU (average age 1.8y) on the water and 1 NB 1,400 TEU container vessel. All vessels are employed under 10 to 15-year time charter contracts.

Bochem – Chemical Markets[6]

Chemical tanker markets remained relatively resilient during the second quarter of 2026 despite significant disruption to global trade flows following the closure of the Strait of Hormuz. While chemical trade volumes temporarily declined and tanker transits through the region fell sharply, freight markets benefited from vessel dislocations, supply chain reconfiguration and longer voyage distances on selected routes.

________________________________

4 Announced vessels sales that have not yet been delivered to new owners are already excluded

5 Source: Clarksons

6 Source: Stolt Nielsen, Clarksons, S&P Global, SSY

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Spot freight rates remained above pre-conflict levels, supported by strong export activity from both the United States and Asia. US producers continued to benefit from a feedstock cost advantage, increasing exports to Europe, Latin America and Asia, while Chinese exporters leveraged strong inventories and feedstock flexibility to maintain robust regional trade flows.

As the quarter progressed, market participants adapted to the new operating environment, with chemical cargoes increasingly rerouted between regions. Demand for aromatics and petrochemical feedstocks remained broadly healthy, supported by inventory replenishment and shifting sourcing patterns. These developments generated additional tonne-mile demand on several long-haul corridors, partly offsetting reduced activity in the Middle East. At the same time, firm conditions in adjacent product tanker markets helped support vessel utilisation across the chemical tanker sector.

Looking ahead, the market outlook for the second half of 2026 remains constructive but subject to elevated uncertainty. The gradual normalisation of Hormuz transits should support a recovery in trade activity, although chemical cargo flows may take longer than crude oil and refined products to return to historical patterns. Furthermore, the sector faces a sizeable orderbook, with a meaningful number of chemical and product tanker deliveries scheduled through 2026-2028. While expected growth in seaborne chemical trade should absorb part of this additional capacity, the pace of demand recovery and vessel deliveries will be key determinants of freight market performance.

Bochem’s chemical tanker fleet comprises out of 8 delivered vessels, and 8 NB vessels (average age <1y). They are employed under a 10-year time charter (8 vessels), under a 7-year time charter (6 vessels), and in a spot pool (2 vessels).

Bochem performance highlights:

	TCE Q2 2026	QTD Q3 2026
25k DWT stainless Steel (Pool)	22,021 USD/day	22,350

Windcat – Offshore Energy Markets[7]

The offshore energy market remained robust during the second quarter of 2026 despite a challenging investment backdrop for the wider offshore wind industry. While project sanctioning activity remained subdued, with only limited new final investment decisions recorded during the period, offshore wind construction, commissioning and operations & maintenance activity continued at high levels across Europe and Asia. A near-record pipeline of projects under construction supported strong demand for both CSOVs and CTVs, resulting in high utilisation and healthy chartering activity.

The European CSOV market remained particularly strong throughout the quarter. High fleet utilisation, limited prompt vessel availability and continued demand from offshore wind installation and maintenance campaigns supported attractive charter rates. Premium CSOVs were largely committed through the summer season, with charter rates typically ranging between EUR 50,000 and EUR 75,000 per day. Demand broadened beyond offshore wind as oil and gas operators increasingly adopted walk-to-work solutions for offshore maintenance activities. This growing crossover demand helped absorb additional capacity entering the market and further strengthened utilisation levels. European Tier-1 CSOV utilisation remained close to full employment, while average charter rates increased year-on-year. Looking ahead to the second half of 2026, market fundamentals remain supportive. Offshore wind construction activity across Europe, particularly in the Baltic Sea and North Sea, is expected to sustain strong demand for offshore support vessels, while emerging opportunities in the oil and gas sector provide an additional source of employment for CSOVs. However, visibility beyond 2026 remains more balanced with the rapid CSOV fleet expansion.

The CTV market also delivered solid performance during the quarter. Vessel availability tightened significantly ahead of the summer maintenance season, with most vessels fixed on contracts and only limited spot capacity available. Strong utilisation across Northwest Europe supported stable charter rates at historically attractive levels. Continued growth in offshore wind operational capacity and increasing maintenance requirements provided a supportive backdrop for vessel demand, while newbuild ordering activity remained disciplined.

Windcat has 3 (+4NB) CSOVs (average age <1y), and 60 (+3NB) CTVs (average age 10.4y).

Windcat performance highlights:

	TCE Q2 2026	QTD Q3 2026
CSOV	64,451	50,511 (65% fixed)
CTV	3,565	3,765 (98% fixed)

___________________________

7 Source: Clarksons

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find the details of this conference call below and on the “Investor Relations” page of the website. The presentation, recording & transcript will also be available on this page.

Webcast Information
Event Type:	Video conference call with slide presentation
Event Date:	27 August 2026
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q2 2026 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/9fcf4513-4ad3-44ec-8908-7058dfe26b88@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.

Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 244 207 376#

Publication Q3 2026 results – 26 November 2026

About CMB.TECH

CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.

CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.

More information can be found at https://cmb.tech

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

Condensed consolidated interim statement of financial position (unaudited)

(in thousands of USD)

	June 30, 2026	December 31, 2025
ASSETS

Non-current assets
Vessels	6,875,419	6,323,773
Assets under construction	532,660	739,373
Right-of-use assets	4,935	4,847
Other tangible assets	48,002	23,981
Intangible assets	16,055	12,710
Goodwill	177,022	177,022
Receivables	98,018	97,116
Investments	154,217	111,346
Deferred tax assets	2,541	2,850

Total non-current assets	7,908,869	7,493,018

Current assets
Inventory	120,674	77,175
Trade and other receivables	415,688	320,843
Current tax assets	2,828	4,912
Short-term investments	8,271	—
Cash and cash equivalents	151,574	146,529
	699,035	549,459

Non-current assets held for sale	219,985	363,097

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Total current assets	919,020	912,556

TOTAL ASSETS	8,827,889	8,405,574

EQUITY and LIABILITIES

Equity
Share capital	343,440	343,440
Share premium	1,689,882	1,817,557
Translation reserve	5,146	9,502
Hedging reserve	1,044	90
Treasury shares	(284,508)	(284,508)
Retained earnings	1,365,990	737,239

Equity attributable to owners of the Company	3,120,994	2,623,320

Non-current liabilities
Bank loans	2,869,323	2,839,590
Other borrowings	1,998,055	1,876,795
Lease liabilities	4,014	3,368
Other payables	15,072	20
Employee benefits	1,176	1,180
Deferred tax liabilities	26	485

Total non-current liabilities	4,887,666	4,721,438

Current liabilities
Trade and other payables	235,139	222,492
Current tax liabilities	2,807	8,288
Bank loans	195,082	351,170
Other notes	203,619	203,287
Other borrowings	180,981	273,898
Lease liabilities	1,587	1,681
Provisions	14	—

Total current liabilities	819,229	1,060,816

TOTAL EQUITY and LIABILITIES	8,827,889	8,405,574

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Condensed consolidated interim statement of profit or loss (unaudited)

(in thousands of USD except per share amounts)

	2026	2025
	Jan. 1 - June 30, 2026	Jan. 1 - June 30, 2025
Shipping income
Revenue	1,223,573	622,852
Gains on disposal of vessels/other tangible assets	394,871	103,791
Other operating income	37,055	20,155
Total shipping income	1,655,499	746,798

Operating expenses
Raw materials and consumables	(2,003)	(5,128)
Voyage expenses and commissions	(249,168)	(123,742)
Vessel operating expenses	(252,956)	(175,473)
Charter hire expenses	(3,974)	(1,620)
Depreciation tangible assets	(216,568)	(162,767)
Amortisation intangible assets	(1,428)	(1,602)
Impairment reversals	729	(3,573)
General and administrative expenses	(58,558)	(56,395)
Total operating expenses	(783,926)	(530,300)

RESULT FROM OPERATING ACTIVITIES	871,573	216,498

Finance income	21,112	25,707
Finance expenses	(178,981)	(208,147)
Net finance expenses	(157,869)	(182,440)

Share of profit (loss) of equity accounted investees (net of income tax)	21,495	1,571

PROFIT (LOSS) BEFORE INCOME TAX	735,199	35,629

Income tax benefit (expense)	(1,985)	(2,840)

PROFIT (LOSS) FOR THE PERIOD	733,214	32,789

Attributable to:
Owners of the company	733,214	51,766
Non-controlling interest	—	(18,977)

Basic earnings per share	2.53	0.27
Diluted earnings per share	2.53	0.27

Weighted average number of shares (basic)	290,169,769	194,216,835
Weighted average number of shares (diluted)	290,169,769	194,216,835

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Condensed consolidated interim statement of comprehensive income (unaudited)

(in thousands of USD)

	2026	2025
	Jan. 1 - June 30, 2026	Jan. 1 - June 30, 2025

Profit/(loss) for the period	733,214	32,789

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(4,356)	11,330
Cash flow hedges - effective portion of changes in fair value	954	(1,794)

Other comprehensive income (expense), net of tax	(3,402)	9,536

Total comprehensive income (expense) for the period	729,812	42,325

Attributable to:
Owners of the company	729,812	61,302
Non-controlling interest	—	(18,977)

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Condensed consolidated interim statement of changes in equity (unaudited)

(In thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2025	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

Profit (loss) for the period	—	—	—	—	—	51,766	51,766	(18,977)	32,789
Total other comprehensive income (expense)	—	—	11,330	(1,794)	—	—	9,536	—	9,536
Total comprehensive income (expense)	—	—	11,330	(1,794)	—	51,766	61,302	(18,977)	42,325

Transactions with owners of the company
Business Combination - Initial purchase	—	—	—	—	—	—	—	1,460,354	1,460,354
Business Combination - Subsequent purchases	—	—	—	—	—	73,705	73,705	(210,771)	(137,066)
Dividends to Non-controlling interest	—	—	—	—	—	—	—	(5,095)	(5,095)
Total transactions with owners	—	—	—	—	—	73,705	73,705	1,244,488	1,318,193

Balance at June 30, 2025	239,148	460,486	9,285	351	(284,508)	902,569	1,327,331	1,225,511	2,552,842

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2026	343,440	1,817,557	9,502	90	(284,508)	737,239	2,623,320	—	2,623,320

Profit (loss) for the period	—	—	—	—	—	733,214	733,214	—	733,214
Total other comprehensive income (expense)	—	—	(4,356)	954	—	—	(3,402)	—	(3,402)
Total comprehensive income (expense)	—	—	(4,356)	954	—	733,214	729,812	—	729,812

Transactions with owners of the company
Dividends to equity holders	—	(127,675)	—	—	—	(104,462)	(232,137)	—	(232,137)
Total transactions with owners	—	(127,675)	—	—	—	(104,462)	(232,137)	—	(232,137)

Balance at June 30, 2026	343,440	1,689,882	5,146	1,044	(284,508)	1,365,990	3,120,994	—	3,120,994

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 August 2026 – 07:00 a.m. CET

Regulated information

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and/of the Council of 16 April 2014 on market abuse (market abuse regulation)

Condensed consolidated interim statement of cash flows (unaudited)

(in thousands of USD)

	2026	2025
	Jan. 1 - June 30, 2026	Jan. 1 - June 30, 2025

Net cash from (used in) operating activities	417,287	73,098

Net cash from (used in) investing activities	(83,108)	(1,381,329)

Net cash from (used in) financing activities	(328,475)	1,424,516

Net increase (decrease) in cash and cash equivalents	5,704	116,285

Net cash and cash equivalents at the beginning of the period	146,529	38,869
Effect of changes in exchange rates	(659)	(106)

Net cash and cash equivalents at the end of the period	151,574	155,048

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech
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